Exhibit 1.01
Conflict Minerals Report
Otter Tail Corporation
For the Year Ended December 31, 2020
Introduction
This report for the year ended December 31, 2020 is made by Otter Tail Corporation (the Company) in compliance with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum, tungsten and gold (3TG). These requirements apply to registrants regardless of the geographic origin of the conflict minerals and whether or not the trading in those minerals benefits armed groups.
If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the Democratic Republic of the Congo (DRC) or an adjoining country (the Covered Countries), or a registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the source and chain of custody of those conflict minerals. The registrant must annually submit a specialized disclosure (Form SD) and Conflict Minerals Report (CMR) to the SEC that includes a description of those due diligence measures.
The Company has subsidiary companies operating on two platforms, electric and manufacturing. The Company’s electric utility subsidiary operates in three states serving over 400 communities. The Company’s subsidiary companies in its manufacturing platform provide metal fabrication services, thermoformed and extruded plastic products as well as polyvinyl chloride (PVC) pipe manufacturing. Of the products produced by the Company, conflict minerals, particularly tin, is necessary to the functionality or production of PVC pipe. The Company’s two PVC pipe companies have two suppliers which supply them with the product containing tin. The compound containing tin used in the manufacture of PVC pipes may well not be subject to the reporting rule because the compounds are chemically distinct from metals.
Management Systems
The Company’s policy and procedure are guided by the extreme limited use of conflict minerals. Its goals to hold itself and suppliers accountable for responsibly sourcing conflict minerals. The goals are reasonable and achievable. Based on the Company’s limited use of conflict minerals and the prior Reasonable Country of Origin Inquiries, the Company has relied on its guiding principles - particularly its commitment to integrity, people and our community to form the basis for its program.
The Company’s internal team consists of relevant subject matter experts from the functional areas including legal, accounting, engineering and procurement within its various companies. The Company’s supply chain consortium was important in implementing the Company’s conflict minerals program.
The Company has established a system to engage relevant first-tier suppliers, who provide materials containing conflict minerals. With the limited number of suppliers, the transparency of the supply chain allows the identification of all smelters in the supply chain in most instances. Additionally, the Company’s subsidiary companies which do not use conflict minerals, but are involved in metal fabrication, monitor their supply chain to ensure no conflict minerals are included in any of the metal products.
The Company has enlisted the assistance of its relevant suppliers to execute its conflict minerals program. The Company has set expectations with regard to its suppliers through its disclosure requirements to ensure compliance with obtaining the required information necessary to support the Company’s compliance with the Rule. The Company’s relationships with its suppliers have been instrumental in helping the Company meet the requirements of the Rule and the requirements under the OECD guidance.
Reasonable Country of Origin Inquiry
The Company is many steps removed from the mining of conflict minerals. The Company has conducted an analysis of our products and found that, although we do not directly purchase minerals from our suppliers, we do purchase materials that contain conflict minerals, particularly identified as tin. We rely on our Tier 1 suppliers to provide information on the origin of the conflict minerals contained in components that are necessary to the functionality or production of our products by utilizing the Conflict Minerals Reporting Template (CMRT) of the Responsible Minerals Initiative which was formerly known as the Conflict Mineral Sourcing Initiative (CFSI), which allows us to perform our Reasonable Country of Origin Inquiry (RCOI).
Due Diligence
The Company’s due diligence is designed to conform to the framework in the OECD 2013. The Company’s due diligence process includes requesting its supplier of products containing tin to complete the CMRT survey in order to obtain information about the smelters or refiners in the Company’s supply chain. The Company has determined that these actions represent the most reasonable effort the Company can make to determine the mines or locations of origin of the 3TG minerals in our supply chain.
The Company’s two suppliers provided lists of all the smelters used in their supply chains. These suppliers represented that all of the smelters on their smelter list are on the list of smelters conformant with the relevant RMAP assessment protocol. The Company used public sources to confirm that the smelters listed are compliant with the relevant RMAP assessment protocol.

Determination
Based on the information provided by the Company’s suppliers, the Company believes the facilities that have been used to process the tin used in the production of its PVC pipe products include RMAP assessment protocol smelters listed in Appendix I below. The Company has found no reasonable basis for concluding that these smelters sourced conflict minerals that directly or indirectly finance or benefit armed groups of the conflict region of the Covered Countries.
Steps for Risk Mitigation
The Company plans to undertake the following steps during 2021 to improve its due diligence in order to further mitigate the risk that the material containing conflict minerals necessary to the functionality or production of its products does not benefit armed groups in the Covered Countries:
1.Continue dialogue with relevant suppliers to gain a common understanding of the importance of compliance in satisfying the Company’s requirements under the Rule.
2.Continue using current processes within the Company’s supply chain organization in working with suppliers to obtain required information.
3.Review third party programs as necessary to further improve the Company’s conflict mineral process in obtaining accurate and complete information.

APPENDIX I

	Mineral	Smelter Name	Country Location of Smelter
CID001105	Tin	Malaysia Smelting Corporation (MSC)	MALAYSIA
CID001460	Tin	PT Refined Bangka Tin	INDONESIA
CID001182	Tin	Minsur	PERU
CID001173	Tin	Mineracao Taboca S.A.	BRAZIL
CID001482	Tin	PT Timah Tbk Mentok	INDONESIA
CID001453	Tin	PT Mitra Stania Prima	INDONESIA
CID001477	Tin	PT Timah Tbk Kundur	INDONESIA
CID001399	Tin	PT Artha Cipta Langgeng	INDONESIA
CID002835	Tin	PT Menara Cipta Mulia	INDONESIA
CID002180	Tin	Yunnan Tin Company Ltd.	CHINA
CID000468	Tin	Fenix Metals	POLAND
CID000438	Tin	ENAF (EM Vinto)	BOLIVIA
CID001337	Tin	Operaciones Metalurgicas S.A.	BOLIVIA
CID002036	Tin	White Solder Metalurgia e Mineracao Ltda.	BRAZIL